EXHIBIT B

                                Offer to Purchase

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                             101 South Tryon Street
                         Charlotte, North Carolina 28255

        OFFER TO PURCHASE LIMITED LIABILITY COMPANY INTERESTS IN THE FUND
                              OF UP TO $17,000,000
                               DATED MAY 21, 2004

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
              12:00 MIDNIGHT, EASTERN TIME, FRIDAY, JUNE 18, 2004,
                          UNLESS THE OFFER IS EXTENDED

To the Investors of
BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC:

          BACAP Alternative Multi-Strategy Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer and the related Letter of Transmittal (which together constitute the "Offer") up to $17,000,000 in limited liability company interests in the Fund and portions thereof ("Interests") pursuant to tenders of Interests or portions thereof by investors in the Fund ("Investors") at a price equal to their value as of June 30, 2004, if the Offer expires on Friday, June 18, 2004. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the value of such Interests will be determined at the close of business on a valuation date adjusted to reflect the extension of the Offer. This Offer is being made to all Investors and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Amended and Restated Limited Liability Company Agreement dated as of March 24, 2003 (the "LLC Agreement").

          The value of the Interests tendered in this Offer will likely change between March 31, 2004 (the last time net asset value of the Fund was calculated) and June 30, 2004, when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests (the "Valuation Date"). Investors tendering their Interests should also note that they will remain Investors with respect to the Interest tendered and accepted for purchase by the Fund through June 30, 2004. Any tendering Investors that wish to obtain the estimated value of their Interests should contact FSS, at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          Investors desiring to tender all or any portion of their Interests in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth in
Section 4 below.

                                    IMPORTANT

          NONE OF THE FUND, ITS ADVISER OR ITS BOARD OF MANAGERS MAKES ANY RECOMMENDATION TO ANY INVESTOR AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. INVESTORS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER INTERESTS, AND, IF THEY CHOOSE TO DO SO, THE PORTION OF THEIR INTERESTS TO TENDER.

          BECAUSE EACH INVESTOR'S INVESTMENT DECISION IS A PERSONAL ONE, BASED ON ITS OWN FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER INVESTORS SHOULD TENDER INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND.

          THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED ON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

          Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Fund's Sub-Administrator:

                                      Forum Shareholder Services, LLC
                                      Phone:   (207) 879-6093
                                      Fax:     (207) 879-6206

                                TABLE OF CONTENTS

1.   Background and Purpose of the Offer.......................................2

2.   Offer to Purchase and Price...............................................3

3.   Amount of Tender..........................................................4

4.   Procedure for Tenders.....................................................4

5.   Withdrawal Rights.........................................................5

6.   Purchases and Payment.....................................................5

7.   Certain Conditions of the Offer...........................................6

8.   Certain Information About the Fund........................................7

9.   Certain Federal Income Tax Consequences...................................8

10.  Miscellaneous.............................................................9

Annex A:  Financial Statements.................................................1

                               SUMMARY TERM SHEET

o As stated in the offering documents of BACAP Alternative Multi-Strategy Fund, LLC (hereinafter "we" or the "Fund"), we will purchase your limited liability company interests ("Interest" or "Interests" as the context requires) at their value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to tender). This offer to purchase Interests (the "Offer") will remain open until 12:00 midnight, Eastern Time, on Friday, June 18, 2004, unless the Offer is extended.

o The value of the Interests will be calculated for this purpose on June 30, 2004 (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the value calculation of the Interests during the Fund's audit for its fiscal year ending March 31, 2005, which the Fund expects will be completed by the end of May 2005, and the audited value will be used to determine the final amount paid for tendered Interests.

o You may tender your entire Interest, a portion of your Interest defined as a specific dollar value or the portion of your Interest above the required minimum capital account balance subject to the conditions discussed below.

o If you tender your entire Interest, subject to any extension of the Offer, we will pay you in cash and/or marketable securities (valued in accordance with the Fund's Amended and Restated Limited Liability Company Agreement dated as of March 24, 2003 (the "LLC Agreement") and distributed to tendering investors on a pari passu basis) no later than August 27, 2004, at least 95% of the estimated unaudited value of your Interest tendered and accepted by the Fund as of the Valuation Date. We will owe you the balance, for which we will give you a promissory note (the "Note") that will be held in the account in which you held your Interest or such other account as you may designate in writing.

o If you tender only a portion of your Interest, you will be required to maintain a capital account balance equal to the greater of: (i) $25,000, net of the amount of the incentive allocation, if any, that is to be debited from your capital account on the Valuation Date of the Offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (collectively, the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. We reserve the right to purchase less than the amount you tender if the amount you tender would cause your account in the Fund to have a value less than the required minimum balance. We will pay you from one or more of the following sources: cash on hand, the proceeds from the sale of and/or delivery of portfolio securities held by the Fund, or by borrowings.

o Following this summary is a formal notice of our offer to repurchase your Interests. Our offer remains open to you until 12:00 midnight, Eastern Time, on Friday, June 18, 2004, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Interest. You will also have the right to withdraw the tender of your Interest at any time after July 19, 2004, assuming your Interest has not yet been accepted for repurchase.

o If you would like us to repurchase your Interest or a portion of your Interest, you should (i) mail the Letter of Transmittal (enclosed with the Offer), to Forum Shareholder Services, LLC ("FSS") at P.O. Box 446, Portland, ME 04112-9925 or (ii) fax it to FSS at (207) 879-6206, so that it is received before 12:00 midnight, Eastern Time, on Friday, June 18, 2004. If you fax the Letter of Transmittal, you should mail the original Letter of Transmittal to FSS promptly after you fax it (although the original does not have to be received before 12:00 midnight, Eastern Time, on Friday, June 18, 2004).

o The value of your Interests will change between March 31, 2004 (the last time prior to the date of this filing as of which net asset value of the Fund has been calculated), and the Valuation Date.

o If you would like to obtain the estimated value of your Interests, which will be calculated monthly until the expiration date of the Offer, you may contact FSS at the telephone number or at the address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

o Please note that just as you have the right to withdraw the tender of an Interest, we have the right to suspend, amend or postpone this Offer at any time up to and including the acceptance of tenders pursuant to the Offer. Although the Offer expires on Friday, June 18, 2004, you will remain an Investor with respect to the Interest tendered and accepted for purchase by the Fund through June 30, 2004, when the value of your Interest is calculated.

          1. Background and Purpose of the Offer. The purpose of this Offer is to provide liquidity to Investors that hold Interests, as contemplated by and in accordance with the procedures set forth in the Fund's Prospectus dated March 27, 2003, (the "Prospectus"), and the LLC Agreement. The Prospectus and the LLC Agreement, which were provided to each Investor in advance of subscribing for Interests, provide that the Board of Managers of the Fund has the discretion to determine whether the Fund will purchase Interests from Investors from time to time pursuant to written tenders. The Prospectus also states that Banc of America Capital Management, LLC (the "Adviser") expects that it will recommend to the Board of Managers that the Fund purchase Interests from Investors twice each year, in June and December. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Board of Managers has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus, that the Offer is in the best interests of Investors in order to provide liquidity for Interests as contemplated in the Prospectus and the LLC Agreement.

          The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Investors that do not tender Interests. Investors that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Investors that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Investors on January 1, 2004 and thereafter from time to time.

          Interests that are tendered to the Fund in connection with this Offer will be retained. The Fund currently expects that it will accept subscriptions for Interests on the first day of each month thereafter, but is under no obligation to do so.

          2. Offer to Purchase and Price. Subject to the conditions of the Offer, the Fund will purchase Interests in the Fund totaling up to $17,000,000 pursuant to tenders from Investors that are not withdrawn (in accordance with Section 5 below) prior to 12:00 midnight, Eastern Time, on Friday, June 18, 2004 (this time and date is called the "Initial Expiration Date"), or any later date as corresponds to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date." The Fund reserves the right to extend, amend or suspend the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its value as of the close of the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. As of the close of business on March 31, 2004, the estimated unaudited value of an Interest (net of any applicable incentive allocation) corresponding to an initial capital contribution of $50,000 (after payment of any applicable sales load) on the following closing dates of the Fund was as follows:


   If you invested $50,000* on the     Your Estimated Unaudited Value as of
   following closing dates:            March 31, 2004 would be:
   --------------------------------    -------------------------------------
   April 1, 2003                                 $ 53,616.45
   May 1, 2003                                   $ 53,105.99
   June 1, 2003                                  $ 52,633.21
   July 1, 2003                                  $ 52,300.83
   August 1, 2003                                $ 52,274.84
   September 1, 2003                             $ 52,057.90
   October 1, 2003                               $ 51,656.11
   November 1, 2003                              $ 50,739.33
   December 1, 2003                              $ 50,363.68
   January 1, 2004                               $ 49,812.62
   February 1, 2004                              $ 49,048.76
   March 1, 2004                                 $ 48,497.65

*Assumes a $50,000 investment after payment of any applicable sales load.


          As of the close of business on March 31, 2004, there was approximately $64,155,480 outstanding in capital of the Fund held in Interests (based on the estimated unaudited value of such Interests). Investors may obtain monthly estimated value information until the expiration date of the Offer by contacting FSS at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          3. Amount of Tender. Subject to the limitations set forth below, Investors may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest above the required minimum capital account balance, as described below. An Investor that tenders for repurchase only a portion of its Interest will be required to maintain a capital account balance equal to the greater of: (i) $25,000, net of the amount of the Incentive Allocation, if any, that is to be debited from the capital account of the Investor on the Valuation Date of the Offer or would be so debited if the Valuation Date were a day on which an Incentive Allocation was made (collectively, the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. If an Investor tenders an amount that would cause the Investor's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Investor so that the required minimum balance is maintained. The Offer is being made to all Investors and is not conditioned on any minimum amount of Interests being tendered.

          If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $17,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to suspend or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If tenders from Investors equaling more than $17,000,000 are duly tendered to the Fund prior to the Expiration Date and not withdrawn pursuant to Section 5 below, the Fund will accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate value of tendered Interests. The Offer may be extended, amended or suspended in various other circumstances described in Section 7 below.

          4. Procedure for Tenders. Investors wishing to tender Interests pursuant to the Offer should mail or fax a completed and executed Letter of Transmittal to FSS at the address or to the fax number set forth on page 2. The completed and executed Letter of Transmittal must be received by FSS, either by mail or by fax, no later than the Expiration Date.

          The Fund recommends that all documents be submitted to FSS in the enclosed, postage paid envelope or by facsimile transmission. An Investor choosing to fax a Letter of Transmittal to FSS must also send or deliver the original completed and executed Letter of Transmittal to FSS promptly thereafter. Investors wishing to confirm receipt of a Letter of Transmittal may contact FSS at the address or telephone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Investor tendering an Interest including, but not limited to, the failure of FSS to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

          The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

          5. Withdrawal Rights. Any Investor tendering an Interest pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date and at any time after July 19, 2004, assuming such Investor's Interest has not yet been accepted for purchase by the Fund. To be effective, any notice of withdrawal of a tender must be timely received by FSS at the address or at the fax number set forth on page 2. A form to give notice of withdrawal of a tender is available by calling FSS at the telephone number set forth on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

          6. Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering Investor of its election to purchase the Investor's Interest.

          For an Investor that tenders its entire Interest or a portion thereof, payment of the purchase price will consist of: (1) cash and/or marketable securities (valued in accordance with the LLC Agreement and distributed to tendering investors on a pari passu basis) in an aggregate amount equal to at least 95% of the estimated unaudited value of Interests tendered and accepted by the Fund, determined as of the Valuation Date payable within 60 calendar days after the Valuation Date (the "95% Cash Payment"), in the manner set forth below; and (2) a Note entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the value of the Interests tendered by the Investor and accepted by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for the fiscal year ending March 31, 2005, over (b) the 95% Cash Payment. The Note will be delivered to the tendering Investor in the manner set forth below promptly after the Valuation Date and will not be transferable.

          The Note will be payable in cash (in the manner set forth below) promptly after completion of the audit of the financial statements of the Fund for the fiscal year ending March 31, 2005. It is anticipated that the audit of the Fund's financial statements for the fiscal year ending March 31, 2005 will be completed by no later than 60 days after the end of the fiscal year. Any amounts payable under the Note will not include interest. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Investors.

          An Investor that tenders only a portion of its Interest (subject to maintenance of the required minimum capital account balance described in Section 3, above) will receive cash and/or marketable securities in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Fund, determined as of the Valuation Date (the "100% Cash Payment") payable within sixty calendar days after the Valuation Date.

          Both the 95% Cash Payment and the 100% Cash Payment (together, the "Cash Payment") will be made by wire transfer directly to the account in which the tendering Investor held its Interest or such other account as the tendering Investor may designate in writing. Cash Payments wired directly to such accounts will be subject upon withdrawal from the account to any fees that the institution at which the account is held would customarily assess upon the withdrawal of cash from the account.

          The Note will be deposited directly to the account in which the tendering Investor held its Interest, or such other account as the Investor may designate in writing. Any contingent payment due pursuant to the Note will also be deposited directly to the account in which the tendering Investor held its interest or such other account as the Investor may designate in writing and will be subject upon withdrawal from the account to any fees that the institution at which the account is held would customarily assess upon the withdrawal of cash from the account.

          The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $17,000,000 (unless the Fund elects to purchase a greater amount), will be derived from: (a) cash on hand; (b) the proceeds of the sale or delivery of securities and portfolio assets held by the Fund; and/or (c) possibly borrowings, as described below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Note as described above. Although the Fund is authorized to borrow money to finance the repurchase of Interests, the Fund believes it has sufficient liquidity to purchase the Interests tendered pursuant to the Offer without utilizing such borrowing. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to finance any portion of the purchase price, subject to compliance with applicable law. No borrowing facilities have been entered into at this time. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Investors, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

          7. Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Investors of such extension. The purchase price of an Interest tendered by any Investor will be the value thereof as of the close of business on the Valuation Date, if the Offer expires on the Initial Expiration Date, and otherwise the value thereof as of the close of business on any later date as corresponds to any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer:
(a) suspend the Offer in the circumstances set forth in the following paragraph and in the event of such suspension not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Investors.

          The Fund may suspend the Offer at any time, including but not limited to: (i) any period during which an emergency exists as a result of which it is not reasonably practicable for the Fund to dispose of securities it owns or determine the value of the Fund's net assets; (ii) for any other periods that the Securities Exchange Act of 1934 permits by order for the protection of Investors; or (iii) other unusual circumstances as the Board of Managers deems advisable to the Fund and its Investors.

          8. Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company, and Interests are registered under the Securities Act of 1933, as amended. It is organized as a Delaware limited liability company. The principal office of the Fund is located at 101 South Tryon Street, Charlotte, North Carolina 28255 and the phone number is (646) 313-8890. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement. On April 1, 2004, Bank of America Corporation, the ultimate parent corporation of the Adviser, acquired FleetBoston Financial Corporation ("Fleet"). As a result of this acquisition, Columbia Management Advisors, Inc. ("CMA") and Columbia Funds Distributor, Inc. ("CFDI") are now indirect wholly-owned subsidiaries of Bank of America Corporation. The Securities and Exchange Commission ("SEC") and Office of the New York State Attorney General ("NYAG") filed proceedings against both CMA and CFDI on February 24, 2004 alleging that they had violated certain provisions of the federal securities laws in connection with trading activity in mutual funds shares and violated certain New York anti-fraud statutes. In order to settle these matters, Fleet entered into an agreement in principle with the NYAG and the SEC. Bank of America Corporation also entered into this same agreement in principal with respect to certain matters in connection with trading activity in mutual funds shares. The agreement in principle is subject to final documentation and approval by the SEC.

          If either CMA or CFDI is ultimately unsuccessful in its defense of, or efforts to settle, the February 24, 2004 proceedings, CMA, CFDI or any company that is an affiliated person of CMA and CFDI could be barred from serving as an investment adviser or distributor for any investment company registered under the 1940 Act. As a result of the Fleet acquisition, the Adviser and the Fund's distributor, BACAP Distributors, LLC ("the Distributor") are now affiliated persons of CMA and CFDI and, therefore, under these circumstances, could be barred from serving as an investment adviser or distributor for any registered investment company, including the Fund. If either CMA or CFDI is ultimately unsuccessful in its defense of, or efforts to settle, the February 24, 2004 proceedings, it is expected that the Adviser and the Distributor would seek exemptive relief from the SEC to permit them to continue serving as the investment adviser and distributor of the Fund.

          Mr. Edward D. Bedard, the Chief Financial Officer of the Fund, has submitted resignation as Chief Financial Officer of the Fund effective June 1, 2004. On May 20, 2004, the Board of Managers of the Fund appointed Kevin Connaughton to be Mr. Bedard's successor as Chief Financial Officer.

          The Adviser has stated its intention to change the process by which the Fund's assets are managed such that an investment committee would assume the primary responsibility for management of the Fund's assets in place of Mr. Lawrence Morgenthal, currently the portfolio manager of the Fund. Mr. Morgenthal would be a member of the committee.

          As a result of the acquisition of Fleet by Bank of America Corporation, it is possible that one or more of the material changes described below may be proposed and/or effected, as appropriate. Otherwise, none of the Fund, the Adviser, or the Board of Managers currently has any plans, proposals or negotiations that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser, or in the management of the Fund, including, but not limited to, any change any material term of the investment advisory arrangement with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

          There have been no transactions involving the Interests that were effected during the past 60 business days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund or the Adviser or controlling any Manager. As of March 31, 2004, the Distributor, BACAP Distributors, LLC, owned approximately $165,297 (approximately 0.26%) of the outstanding Interests and has no plans to tender its Interests in this Offer. As of March 31, 2004, NB Funding Company, LLC ("NB Funding"), a subsidiary of Bank of America, N.A., the parent company of the Adviser and Distributor, owned approximately $26,863,500 (approximately 41.87%) of the outstanding Interests. The Fund has been informed that NB Funding intends to tender Interests pursuant to the Offer, but if necessary, it will withdraw a portion of the amount tendered to allow any other Investor that tenders its Interests to participate fully in the Offer. In addition, the Adviser, Banc of America Capital Management, LLC may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Prospectus.

          9. Certain Federal Income Tax Consequences. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Investors pursuant to the Offer. Investors should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

          In general, an Investor from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. An Investor receiving a cash distribution in complete liquidation of the Investor's Interest generally will recognize capital gain or loss to the extent of the difference between the cash received by such Investor and such Investor's adjusted tax basis in such Interest. Such capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the Investor's contributions to the Fund. However, an Investor will recognize ordinary income to the extent the Investor's allocable share of the Fund's "unrealized receivables" exceeds the Investor's basis in such unrealized receivables. For these purposes, accrued but untaxed market discount, if any, on securities held by the Fund will be treated as an unrealized receivable.

          An Investor receiving a cash distribution in partial liquidation of the Investor's Interest generally will recognize income in a similar manner to the extent that the cash received exceeds such Investor's adjusted tax basis in such Interest. An Investor receiving a cash distribution in partial liquidation of the Investor's Interest will not recognize any loss in connection with such distribution. An Investor's tax basis in the Interest will be reduced (but not below zero) by the amount of cash received by the Investor from the Fund in connection with the purchase of such Interest. An Investor's tax basis in the Interest will be adjusted for income, gain or loss allocated (for tax purposes) to the Investor for periods prior to the purchase of such Interest.

          The Fund may specially allocate items of Fund capital gain, including short-term capital gain, to an Investor from which an Interest is purchased to the extent the Investor's liquidating distribution would otherwise exceed the Investor's adjusted tax basis in such Interest. Such a special allocation may result in the Investor recognizing capital gain, which may include short-term gain, in the Investor's last taxable year in the Fund, thereby reducing the amount of long-term capital gain recognized during the taxable year in which the Investor receives the liquidating distribution.

          Assuming that the Fund qualifies as an "investment partnership" within the meaning of section 731(c)(3)(C)(i) of the Internal Revenue Code of 1986, as amended, distributions of securities, whether in complete or partial liquidation of an Investor's Interest, generally will not result in the recognition of taxable gain or loss to the Investor, except to the extent such distribution is treated as made in exchange for such Investor's share of the Fund's unrealized receivables. If the Fund distributes securities to an Investor in connection with a complete liquidation of the Investor's Interest, then the Investor's tax basis in the distributed securities would be equal to the Investor's adjusted tax basis in such Interest, reduced by the amount of any cash distribution. In the case of a partial liquidation of an Investor's Interest, the Investor's tax basis in the distributed securities would be equal to the Fund's tax basis in the distributed securities (or, if lesser, the Investor's adjusted tax basis in the Fund Interest), reduced by the amount of any cash distribution. The Investor's holding period for the distributed securities would include the Fund's holding period for such securities.

          10. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

          The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting FSS at the address and telephone number set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549.

                                     ANNEX A

                              Financial Statements

          The following financial statements of the Fund are incorporated herein by reference.

           Unaudited financial statements for the semi-annual period ended September 30, 2003, previously filed on EDGAR on Form N-CSR on December 23, 2003.



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